STATEMENT OF INVESTMENTS
The Dreyfus Premier Third Century Fund, Inc.
August 31, 2007 (Unaudited)

Common Stocks--98.4%	Shares	Value ($)
Consumer Cyclical--9.1%		
Bed Bath & Beyond	75,200 a,b	2,604,928
Coach	50,600 b	2,253,218
Costco Wholesale	76,900 a	4,748,575
Darden Restaurants	67,000	2,787,200
Lowe's Cos.	82,600	2,565,556
NIKE, Cl. B	36,500 a	2,056,410
Nordstrom	100,400	4,829,240
Office Depot	61,100 b	1,493,895
Target	106,800	7,041,324
		30,380,346
Consumer Staples--8.6%		
General Mills	54,800	3,062,224
Kimberly-Clark	63,900 a	4,389,291
PepsiCo	196,100	13,340,683
Procter & Gamble	123,400	8,059,254
		28,851,452
Financial--8.2%		
Bank of America	92,400	4,682,832
Chubb	43,600	2,229,268
Genworth Financial, Cl. A	74,200	2,150,316
Goldman Sachs Group	33,800	5,949,138
Hartford Financial Services Group	31,400	2,791,774
Lincoln National	36,400	2,216,032
Northern Trust	61,200	3,761,352
ProLogis	32,900	1,979,264
Regions Financial	53,700	1,680,810
		27,440,786
Health Care--15.5%		
Aetna	75,600	3,848,796
Alcon	24,900	3,367,974
Amgen	81,600 b	4,088,976
AstraZeneca Group, ADR	45,900	2,258,280
Baxter International	91,800	5,026,968
Becton, Dickinson & Co.	61,300	4,716,422
Genzyme	69,600 b	4,343,736
Johnson & Johnson	177,200	10,949,188
Novartis, ADR	96,600	5,085,990
Quest Diagnostics	26,800 a	1,467,300
WellPoint	82,800 b	6,672,852
		51,826,482
Industrial--11.1%		
Burlington Northern Santa Fe	37,300	3,026,895
Eaton	39,100	3,684,002
Emerson Electric	209,600	10,318,608
Herman Miller	29,997	870,513
Manpower	70,400	4,946,304
Rockwell Automation	22,600	1,592,396
Rockwell Collins	70,700	4,869,109
United Technologies	105,800	7,895,854
		37,203,681
Information Services--9.0%		
Accenture, Cl. A	92,000	3,791,320

Equifax	73,100	2,815,812
Google, Cl. A	13,000 b	6,698,250
McGraw-Hill Cos.	71,500	3,607,890
News, Cl. B	342,000 a	7,435,080
Sotheby's	35,900 a	1,553,752
Walt Disney	129,300	4,344,480
		30,246,584
Materials--4.2%		
3M	50,900	4,631,391
Air Products & Chemicals	38,800	3,492,388
Praxair	35,000	2,648,100
Rohm & Haas	58,800	3,324,552
		14,096,431
Oil & Gas Producers--6.4%		
Anadarko Petroleum	85,500	4,187,790
ENSCO International	50,900	2,759,798
National Oilwell Varco	24,100 b	3,084,800
Noble	71,200	3,493,072
Smith International	40,200	2,693,802
Tetra Tech	68,900 b	1,350,440
XTO Energy	70,100	3,810,636
		21,380,338
Technology--22.0%		
Apple	50,000 b	6,924,000
Applied Materials	91,000	1,943,760
Cisco Systems	196,100 b	6,259,512
Danaher	55,600 a	4,317,896
Dell	177,200 b	5,005,900
EMC/Massachusetts	182,700	3,591,882
Intel	125,900	3,241,925
International Business Machines	102,000 a	11,902,380
Microsoft	425,100	12,213,123
National Semiconductor	115,200	3,032,064
QUALCOMM	118,800	4,738,932
STMicroelectronics (New York		
Shares)	89,600	1,559,936
Texas Instruments	205,600 a	7,039,744
Xerox	96,700 b	1,656,471
		73,427,525
Telecommunications--2.1%		
NII Holdings	24,500 b	1,939,910
Qwest Communications International	309,700 a,b	2,771,815
Windstream	167,800	2,396,184
		7,107,909
Utilities--2.2%		
NiSource	106,300 a	2,002,692
Puget Energy	66,700	1,556,111
Sempra Energy	68,400	3,764,052
		7,322,855
Total Common Stocks		
(cost $281,953,457)		**329,284,389**

	Principal Amount ($)	Value ($)
Short-Term Investments--.0%		
Negotiable Bank Certificate Of Deposit		
Self-Help Credit Union		
4.86%, 9/14/07		
(cost $100,000)	100,000	**100,000**

	Shares	Value ($)
Other Investment--1.1%		

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $3,850,000)	3,850,000 [c]	**3,850,000**
Investment of Cash Collateral for		
Securities Loaned--9.1%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $30,300,898)	30,300,898 [c]	**30,300,898**
Total Investments (cost $316,204,355)	**108.6%**	**363,535,287**
Liabilities, Less Cash and Receivables	**(8.6%)**	**(28,937,894)**
Net Assets	**100.0%**	**334,597,393**

ADR - American Depository Receipts

a   All or a portion of these securities are on loan. At August 31, 2007, the total market value of the fund's securities on loan
is $29,652,970 and the total market value of the collateral held by the fund is $30,300,898.

b   Non-income producing security.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.